 ex35_1.htm

Exhibit 35.1

SERVICER COMPLIANCE STATEMENT

The undersigned, a duly authorized officer of Halifax plc, a wholly-owned subsidiary of HBOS plc, as servicer (the "Servicer") pursuant to the amended and restated servicing agreement among the Servicer, Halifax plc ("Halifax"), as seller, Permanent Mortgages Trustee Limited, as mortgages trustee (the "Mortgages Trustee"), Permanent Funding (No. 1) Limited ("Funding 1"), Permanent Funding (No. 2) Limited ("Funding 2) and The Bank of New York, as security trustee (the "Security Trustee"), dated October 17, 2006 (the "Servicing Agreement"), the amended and restated cash management agreement among Halifax, as cash manager and seller, the Mortgages Trustee, Funding 1, Funding 2 and the Security Trustee, dated October 17, 2006 (the "Cash Management Agreement"), and the master issuer cash management agreement among Permanent Master Issuer plc, Halifax, as master issuer cash manager, and the Security Trustee, dated October 17, 2006 (the "Master Issuer Cash Management Agreement," and together with the Servicing Agreement and the Cash Management Agreement, the "Servicing Agreements"), certifies that:

1.	Halifax plc is the Servicer under the Servicing Agreements.

2.	The undersigned is duly authorised as required pursuant to the Servicing Agreements to execute and deliver this certificate to Permanent Master Issuer plc.

3.

A review of the activities of the Servicer during the period from October 17, 2006 to December 31, 2006 and its performance under the aforementioned Servicing Agreements has been made under my supervision.

4.

Based on such review, to the best of my knowledge, the Servicer has fulfilled all of its obligations under the Servicing Agreements throughout the period from October 17, 2006 to December 31, 2006 in all material respects, except as may be set forth in paragraph 5 below.

5.	The following is a description of any exceptions to paragraph 4 above:

From 21 December 2006 to 31 December 2006, approximately £59 million of payments on pool assets had been received by the Halifax but had not been posted to the obligor records maintained by the Halifax within two business days of receipt and Permanent Master Issuer plc’s share of these payments had not been deposited into the appropriate custodial bank accounts or related bank clearing accounts within two business days of receipt.

.

Capitalised terms used but not defined in this Servicer Compliance Statement have their respective meanings set forth in the Servicing Agreements, unless the context requires otherwise or unless otherwise defined in this Statement.

IN WITNESS WHEREOF, the undersigned has duly executed this Servicer Compliance Statement this 28th day of March, 2007.

By:	/s/ Benny Higgins
Name:	Benny Higgins
Title:	Chief Executive, Retail